Exhibit 99.1
ICL GROUP LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoint(s) Lilach Geva Harel and Aya Landman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revo-cation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of ICL Group Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, March 6, 2025, at 10:00 a.m. (Israel time) at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, and via Microsoft Teams (meeting URL: https://teams.microsoft.com/l/meetup-join/19%3ameeting_MmQxMmViMTUtYWZiNy00Y2U2LTg2MzMtOGUwMjdlNjRjYjdh%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%2222e45515-b4cf-46f7-bd8e-02d2af6f2692%22%7d, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR EACH OF THE ITEMS SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

EACH SHAREHOLDER VOTING ON ITEMS 1, 2, 3 AND 4 WILL BE DEEMED TO HAVE CONFIRMED THAT HE/SHE/IT DOES NOT HAVE A “PERSONAL INTEREST” (AS DEFINED IN THE PROXY STATEMENT) IN SUCH PROPOSALS, UNLESS THE SHAREHOLDER HAS DELIVERED A WRITTEN NOTICE TO THE COMPANY NOTIFYING OF THE EXISTENCE OF A PERSONAL INTEREST NO LATER THAN 10:00 A.M. (ISRAEL TIME) ON MARCH 6, 2025. ANY SUCH WRITTEN NOTICE MUST BE SENT TO THE COMPANY VIA REGISTERED MAIL AT THE COMPANY’S OFFICES AT MILLENNIUM TOWER, 23 ARANHA STREET, 22ND FLOOR, TEL AVIV, ISRAEL; ATTENTION: AYA LANDMAN, VP, CHIEF COMPLIANCE OFFICER & COMPANY SECRETARY.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ICL GROUP LTD.

March 6, 2025

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

■ 00030300000000000000 8	100924

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE E

		FOR	AGAINST	ABSTAIN
Proposal 1:	Approval of the compensation terms for the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson.	☐	☐	☐

Proposal 2:	Approval of the grant of an equity-based award to the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson.	☐	☐	☐

Proposal 3:	Approval of the renewal of the compensation terms of the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt.	☐	☐	☐

Proposal 4:	Approval of the grant of an equity-based award to the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
(1) Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope.
(2) In the case of joint ownership, each owner should sign, and if not all of them sign - then the signature of the senior owner who votes in person or by proxy shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register.
(3) When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
(4) If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.